[LANOPTICS LTD. LETTERHEAD]



                                  July 10, 2008
VIA EDGAR
---------
Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re:      LanOptics Ltd.
                               Form 20-F
                               Filed on March 28, 2008
                               Form 6-K
                               Filed on February 11, 2008
                               File No. 0-20860
                               ----------------

Dear Mr. Krikorian:

         We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff") in a letter addressed to Mr. Fruchter, Principal Executive Officer of LanOptics Ltd. (the "Company"), dated June 25, 2008, with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and Form 6-K filed on February 11, 2008. Please be advised that in connection with the accompanying response letter dated July 10, 2008 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                            Very truly yours,

                                            LanOptics Ltd.

                                            /s/ Dror Israel
                                            ---------------
                                            Dror Israel
                                            Chief Financial Officer